UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65896



09040323

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Groton Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 17th Floor
                                        (No. and Street)

New York   New York   10019
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem   212-509-7800 x116
                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
                    (Name - if individual, state last, first, middle name)

2580 Sunrise Highway	Bellmore	New York	11710
(Address)	(city)	(State)	Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Luis E. Rinaldini _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Groton Securities LLC _____, as of

December 31, _____2 0⁰⁸____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                    Signature

Managing Memeber
_____
                            Title

Notary Public

LETITIA F. OLIVER
Notary Public, State of New York
No. 01OLS059882
Qualified in Nassau County
Commission Expires May 6, 1~~999~~ 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in   Equity or Partners' or Sole Proprietor's Capital .
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROTON SECURITIES LLC
FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

GROTON SECURITIES LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2008

CONTENTS



SCHWARTZ & COMPANY, LLP



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Members of
Groton Securities LLC

We have audited the accompanying statement of financial condition of Groton Securities LLC (a wholly owned subsidiary of Groton Partners LLC) (the "Company") as of December 31, 2008, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Groton Securities LLC, as of December 31, 2008, the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schwartz & Company, LLP

Bellmore, New York
February 23, 2008

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

GROTON SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2008

ASSETS

Cash	$ 317,204

LIABILITIES AND MEMBER'S EQUITY

Due to member	$ 293,694
Member's equity	23,510
Total liabilities and member's equity	$ 317,204

See accompanying notes and auditors' report

SCHWARTZ & COMPANY, LLP

GROTON SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Consulting and advisory fee income	$	197,483
Expenses		
Professional fees		6,000
Registration fees		3,836
Insurance expense		710
Miscellaneous expenses		589
Total expenses		11,135
Net income	$	186,348

SCHWARTZ & COMPANY, LLP

GROTON SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Member's equity - January 1, 2008	$	153,577
Distributions to member		(316,415)
Net income		186,348
Member's equity - December 31, 2008	$	23,510

See accompanying notes and auditors' report

SCHWARTZ & COMPANY, LLP

GROTON SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 186,348
Adjustments to reconcile net income to net cash	
provided by operating activites:	
(Increase) decrease in assets:	
Accounts receivable	2,517
Increase (decrease) in liabilities:	
Due to member	283,289
Net cash provided by operating activities	472,154
Cash used in financing activity - capital withdrawal by member	(316,415)
Net increase in cash	155,739
Cash - beginning of year	161,465
Cash - end of year	$ 317,204

See accompanying notes and auditors' report

SCHWARTZ & COMPANY, LLP

Note 1:   Operations and Structure

Groton Securities LLC (the "Company"), a limited liability company organized under the laws of the State of Delaware, is a wholly owned subsidiary of Groton Partners LLC (the "Member"), which also is a limited liability company organized under the laws of the State of Delaware. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA").

Note 2:   Summary of Significant Accounting Policies

Revenue Recognition
The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement deals are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Income Taxes
The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax returns of its Member.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3:   Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.



SCHWARTZ & COMPANY, LLP

Note 4:   Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of approximately $23,500 compared to the minimum net capital requirement of $19,579.

Note 5:   Concentration of Credit Risk

Periodically throughout the year and at December 31, 2008, the Company may have cash in excess of the federally insured limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

Note 6:   Related Party Transactions

Pursuant to an administrative services agreement (the "Agreement") between the Company and its Member, the Company pays a monthly administrative fee for utilizing certain resources of the Member. The Company was charged $6,000 for the year ended December 31, 2008 under the Agreement. During 2008, the Member agreed to pay $33,855 of professional fees on behalf of the Company without seeking reimbursement.

Note 7:   Major Customers

The Company generated 76% of its revenue from two customers during the year ended December 31, 2008.

8

Note 8:   Recent Accounting Pronouncements

In June 2006, the FASB released Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. During December 2008, the FASB issued FASB Staff Position FIN 48-3 ("FSP FIN 48-3"), which defers the effective date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, to fiscal years beginning after December 15, 2008 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact to the financial statements has not yet been determined.

9

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

GROTON SECURITIES LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

Net capital	$ 23,510
Aggregate indebtedness	$ 293,694
Computation of basic net capital requirement	
Computed minimum net capital required (6.67% of aggregate indebtedness)	$ 19,579
Minimum dollar net capital requirement	$ 5,000
Excess net capital ($23,510 - $19,579)	$ 3,931
Percentage of aggregate indebtedness to net capital	1,249%

There are no material difference between computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing.



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

<u>Independent Auditors' Supplementary Report on Internal Control</u>

To the Members of
Groton Securities LLC

In planning and performing our audit of the financial statements of Groton Securities LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Determining compliance with rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions of that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

Bellmore, New York
February 23, 2008

SCHWARTZ & COMPANY, LLP